Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2008(1)		2007(1)	2006(1)	2005(1)	2004(1)
(Loss) income from continuing operations before income taxes and cumulative effect of accounting changes	$(232,959)		$266,909	$551,893	$665,045	$536,128

Fixed charges:

Interest expense	994,919		1,246,577	1,200,508	859,075	543,267
Estimated interest component of net rental payments	34,975		31,296	25,670	23,755	21,593

Total fixed charges including interest on deposits	1,029,894		1,277,873	1,226,178	882,830	564,860

Less: Interest on deposits	700,122		765,794	580,094	430,813	330,351

Total fixed charges excluding interest on deposits	329,772		512,079	646,084	452,017	234,509

Income before income taxes and fixed charges(including interest on deposits)	$796,935		$1,544,782	$1,778,071	$1,547,875	$1,100,988

Income before income taxes and fixed charges(excluding interest on deposits)	$96,813		$778,988	$1,197,977	$1,117,062	$770,637

Preferred stock dividends	34,814		11,913	11,913	11,913	11,913

Ratio of earnings to fixed charges

Including Interest on Deposits	(A	)	1.2	1.5	1.8	1.9

Excluding Interest on Deposits	(A	)	1.5	1.9	2.5	3.3

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	(A	)	1.2	1.4	1.7	1.9

Excluding Interest on Deposits	(A	)	1.5	1.8	2.4	3.1

(1)	On November 3, 2008, the Corporation sold residual interests and servicing related assets of Popular Financial Holding (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, the Corporation announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of the Corporation’s PFH operations and PFH’s results are reflected as such in the Corporation’s Consolidated Statements of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A)	During 2008, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $235 million to achieve ratios of 1:1 in 2008.